Exhibit 99.1

Condensed Interim Financial Statements

Quest Rare Minerals Ltd.

(An Exploration Stage Corporation)

For the Three and Six-Month Periods Ended April 30, 2012

Unaudited

INDEX

Interim Statements of Financial Position	1

Interim Statements of Comprehensive Loss	2

Interim Statements of Changes in Equity	3

Interim Statements of Cash Flows	4

Notes to Condensed Interim Financial Statements	5 – 29

NOTICE TO READER

Management has compiled the unaudited condensed interim financial statements of Quest Rare Minerals Ltd. as at April 30, 2012 and for the three and six-month periods then ended. These condensed interim financial statements have not been audited or reviewed by the Corporation’s independent auditors.

Quest Rare Minerals Ltd.

INTERIM STATEMENTS OF FINANCIAL POSITION

As at

	April 30, 2012 $	October 31, 2011 $

ASSETS
Current assets
Cash and cash equivalents	16,617,894	25,942,689
Investments [note 8]	22,470,313	18,395,181
Prepaid expenses and deposits	769,843	769,541
Commodity taxes and other receivables	1,228,878	1,557,248
Tax credits receivable	6,673,407	7,806,120

	47,760,335	54,470,779
Non-current assets
Investments [note 8]	—	3,917,417
Tax credits receivable	1,017,265	774,887
Exploration and evaluation assets [note 3]	30,974,275	25,434,582

Total assets	79,751,875	84,597,665

EQUITY AND LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [note 7]	2,859,214	6,164,669

	2,859,214	6,164,669
Non current liabilities
Future income taxes	—	330,327

Total liabilities	2,859,214	6,494,996

Equity
Share capital	77,442,429	77,418,495
Warrants	—	5,673,444
Contributed surplus	20,537,015	13,568,213
Deficit	(21,086,783)	(18,557,483)

Total equity	76,892,661	78,102,669

Total equity and liabilities	79,751,875	84,597,665

Commitments and contingencies [note 6]

See accompanying notes

Quest Rare Minerals Ltd.

INTERIM STATEMENTS OF COMPREHENSIVE LOSS

	Three months ended April 30		Six months ended April 30
	2012	2011	2012	2011
	$	$	$	$

REVENUES
Interest	126,635	167,812	307,428	321,116
Operator’s fees	59,948	—	59,948	—

	186,583	167,812	367,376	321,116

EXPENSES
Professional fees [note 7]	386,535	321,391	561,869	534,668
Investor relations	797,725	456,746	1,215,481	747,766
Administration expenses [notes 4 and 7]	1,100,959	424,825	1,417,978	7,327,248
Impairment of exploration and evaluation assets [note 3]	32,130	31,633	36,375	327,833

	2,317,349	1,234,595	3,231,703	8,937,515

Operating loss	(2,130,766)	(1,066,783)	(2,864,327)	(8,616,399)

Unrealized loss (gain) on investments held for trading [note 8]	9,250	1,100	(4,700)	2,200

	9,250	1,100	(4,700)	2,200

Loss before income taxes	(2,140,016)	(1,067,883)	(2,859,627)	(8,618,599)
Income taxes	168,586	—	330,327	—

Net loss and comprehensive loss for the period	(1,971,430)	(1,067,883)	(2,529,300)	(8,618,599)

Net loss per share
Basic and fully diluted	(0.03)	(0.02)	(0.04)	(0.15)

Weighted average number of outstanding shares
Basic and fully diluted	61,771,907	58,567,942	61,750,563	58,251,414

Quest Rare Minerals Ltd.

INTERIM STATEMENT OF CHANGES IN EQUITY

Period ended

	Share capital		Warrants		Contributed surplus	Deficit	Total
	#	$	#	$	$	$	$

Balance – October 31, 2011	61,729,684	77,418,495	3,315,485	5,673,444	13,568,213	(18,557,483)	78,102,669
Issuance of shares for stock options [note 5]	90,000	23,934	—	—	(12,934)	—	11,000
Expiry of warrants during the period [note 5]	—	—	(3,315,485)	(5,673,444)	5,673,444	—	—
Stock-based compensation [note 5]	—	—	—	—	1,308,292	—	1,308,292
Net loss for the period	—	—	—	—	—	(2,529,300)	(2,529,300)

Balance – April 30, 2012	61,819,684	77,442,429	—	—	20,537,015	(21,086,783)	76,892,661

Balance – November 1, 2010	57,568,506	55,551,409	6,814,995	11,234,987	3,640,448	(7,175,025)	63,251,819
Issuance of shares for warrants [note 5]	1,628,528	8,076,048	(1,628,528)	(1,841,550)	—	—	6,234,498
Issuance of shares for stock options [note 5]	359,999	347,738	—	—	(162,939)	—	184,799
Stock-based compensation [note 5]	—	—	—	—	8,254,697	—	8,254,697
Net loss for the period	—	—	—	—	—	(8,618,599)	(8,618,599)

Balance – April 30, 2011	59,557,033	63,975,195	5,186,467	9,393,437	11,732,206	(15,793,624)	69,307,214

See accompanying notes

Quest Rare Minerals Ltd.

INTERIM STATEMENT OF CASH FLOWS

	Six months ended April 30
	2012	2011
	$	$

OPERATING ACTIVITIES
Loss before income taxes	(2,859,627)	(8,618,599)
Items not impacting cash:
Impairment of exploration and evaluation assets	36,375	327,833
Interest income receivable	(19,505)	(104,837)
Unrealized loss (gain) on investments held for trading	(4,700)	2,200
Stock-based compensation	853,277	7,120,933

	(1,994,180)	(1,272,470)
Net change in non-cash working capital items	(2,977,387)	(1,087,632)

Net cash flows used in operating activities	(4,971,567)	(2,360,102)

INVESTING ACTIVITIES
Investment in exploration and evaluation assets	(7,691,013)	(3,688,198)
Government credits	3,460,295	—
Acquisition of investments	(133,510)	(25,001,505)

Net cash flows used in investing activities	(4,364,228)	(28,689,703)

FINANCING ACTIVITIES
Proceeds from exercise of share options	11,000	184,799
Proceeds from exercise of warrants	—	6,234,498

Net cash flows from financing activities	11,000	6,419,297

Net decrease in cash and cash equivalents	(9,324,795)	(24,630,508)
Cash and cash equivalents, beginning of period	25,942,689	50,449,202

Cash and cash equivalents, end of period	16,617,894	25,818,694

See accompanying notes

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2012

1. NATURE OF OPERATION

Quest Rare Minerals Ltd. [formerly Quest Uranium Corporation] [the “Corporation”] was incorporated under the Canada Business Corporations Act on June 6, 2007. The registered office of the Corporation is located at 1155 University Street, Suite 906, Montreal, Québec, H3B 3A7. The Corporation is a publicly-listed company and its shares are listed on both the Toronto Stock Exchange and NYSE MKT under the symbol “QRM”.

The Corporation is a Canadian-based exploration company focused on the identification and discovery of new rare earth deposit opportunities. The Corporation is currently advancing several projects in certain of Canada’s premier exploration areas as described in note 3. The Corporation’s exploration program to date has led to the discovery of a new rare earth element deposit on the Corporation’s Strange Lake property in northeastern Québec.

2. BASIS OF PREPARATION AND CHANGES IN ACCOUNTING POLICIES

Statement of Compliance

The condensed interim financial statements of the Corporation for the three and six-month periods ended April 30, 2012 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, and are covered by IFRS 1 – First-time adoption of International Financial Reporting Standards [“IFRS 1”]. The same accounting policies and methods of computation were followed in the preparation of these condensed interim financial statements as were followed in the preparation of the condensed interim financial statements for the three-month period ended January 31, 2012. These condensed interim financial statements do not include all of the information required for full annual financial statements.

In addition, the condensed interim financial statements for the three-month period ended January 31, 2012 contain certain incremental annual IFRS disclosures not included in the annual financial statements for the year ended October 31, 2011 prepared in accordance with previous Canadian generally accepted accounting principles (“Canadian GAAP”). Accordingly, these condensed interim financial statements for the three and six-month periods ended April 30, 2012 should be read together with the annual consolidated financial statements for the year ended October 31, 2011 prepared in accordance with previous Canadian GAAP as well as the condensed interim financial statements for the three-month period ended January 31, 2012.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2012

2. BASIS OF PREPARATION AND CHANGES IN ACCOUNTING POLICIES [Cont’d]

The policies applied in these condensed interim financial statements are based on IFRS issued and effective as at June 11, 2012, the date on which the Board of Directors approved these financial statements. Any subsequent changes to IFRS that will be given effect in the Corporation’s annual financial statements for the year ending October 31, 2012 could result in restatement of these condensed interim financial statements, including the transition adjustments recognized on change-over to IFRS in note 9 as well as the condensed interim financial statements for the three-month period ended January 31, 2012.

Use of estimates and judgments

The condensed interim financial statements for the three and six-month periods ended April 30, 2012 have been prepared using the same estimates and judgments as outlined in the condensed interim financial statements for the three-month period ended January 31, 2012.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as the current period.

New standards issued not yet effective

Standards issued but not yet effective up to the date of issuance of the Corporation’s financial statements have been disclosed in the condensed interim financial statements for the three-month period ended January 31, 2012 except for the following:

IFRS 7 Financial Instruments: Disclosures – Enhanced Derecognition Disclosure Requirements

The amendment requires additional disclosures about financial assets that have been transferred, but not derecognized, to enable the user of the Corporation’s financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognized assets.

The Corporation adopted the amendment on November 1, 2011 and the adoption had no impact on the Corporation’s condensed interim financial statements.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2012

3. MINING PROPERTIES AND DEFERRED COSTS

During the six-month period ended April 30, 2012, the Corporation maintained the following properties:

	November 1, 2011	Expenditures	Tax credits	Write-down	April 30, 2012
	$	$	$	$	$
Québec
Strange Lake
Acquisition	116,153	—	—	—	116,153
Exploration	18,381,998	6,421,314	(2,304,783)	—	22,498,529

Misery Lake
Acquisition	1,809,135	81,364	—	—	1,890,499
Exploration	2,283,587	543,734	(259,702)	—	2,567,619

Nanuk
Acquisition	22,187	5,995	—	—	28,182
Exploration	113,566	—	—	—	113,566

Ramusio Lake
Acquisition	3,031	—	—	(3,031)	—
Exploration	8	—	—	(8)	—

Other
Acquisition	—	—	—	—	—
Exploration	—	12,431	(5,475)	(6,956)	—

	22,729,665	7,064,838	(2,569,960)	(9,995)	27,214,548

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2012

3. MINING PROPERTIES AND DEFERRED COSTS [Cont’d]

	November 1, 2011	Expenditures	Tax credits	Write-down	April 30, 2012
	$	$	$	$	$
Newfoundland and Labrador
Strange Lake
Acquisition	157,054	—	—	—	157,054
Exploration	177,656	—	—	—	177,656

Misery Lake
Acquisition	(2,250)	—	—	—	(2,250)
Exploration	159	—	—	—	159

Alterra – Strange Lake
Acquisition	42,889	664	—	—	43,553
Exploration	151,562	599,412	—	—	750,974

Ramusio Lake
Acquisition	170	2,715	—	(2,885)	—
Exploration	111	—	—	(111)	—

Voisey’s Bay
Acquisition	1,080	—	—	—	1,080
Exploration	—	—	—	—	—

Other
Acquisition	—	—	—	—	—
Exploration	—	23,384	—	(23,384)	—

	528,431	626,175	—	(26,380)	1,128,226

Properties	23,258,096	7,691,013	(2,569,960)	(36,375)	28,342,774

Stock-based compensation [note 5]	2,176,486	455,015	—	—	2,631,501

	25,434,582	8,146,028	(2,569,960)	(36,375)	30,974,275

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2012

3. MINING PROPERTIES AND DEFERRED COSTS [Cont’d]

During the year ended October 31, 2011, the Corporation maintained the following mining properties:

	November 1, 2010	Expenditures	Tax credits	Write-down	October 31, 2011
	$	$	$	$	$
Québec
Strange Lake
Acquisition	94,516	30,031	—	(8,394)	116,153
Exploration	5,436,412	17,321,952	(4,349,742)	(26,624)	18,381,998

Misery Lake
Acquisition	1,779,363	29,772	—	—	1,809,135
Exploration	1,457,208	1,195,116	(368,737)	—	2,283,587

Stewart Lake
Acquisition	42,113	—	—	(42,113)	—
Exploration	33,285	—	25	(33,310)	—

Nanuk
Acquisition	50,594	214	—	(28,621)	22,187
Exploration	262,224	135	(22)	(148,771)	113,566

Ramusio Lake
Acquisition	3,031	—	—	—	3,031
Exploration	—	12	(4)	—	8

Other
Acquisition	—	—	—	—	—
Exploration	—	23,952	(7,442)	(16,510)	—

	9,158,746	18,601,184	(4,725,922)	(304,343)	22,729,665

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2012

3. MINING PROPERTIES AND DEFERRED COSTS [Cont’d]

	November 1, 2010	Expenditures	Tax credits	Write-down	October 31, 2011
	$	$	$	$	$
Newfoundland and Labrador
Strange Lake
Acquisition	155,889	—	—	1,165	157,054
Exploration	189,276	314	—	(11,934)	177,656

Misery Lake
Acquisition	—	(2,250)	—	—	(2,250)
Exploration	479	—	—	(320)	159

Alterra – Strange Lake
Acquisition	13,870	29,019	—	—	42,889
Exploration	11,695	139,867	—	—	151,562

Ramusio Lake
Acquisition	3,480	(850)	—	(2,460)	170
Exploration	—	111	—	—	111

Voisey’s Bay
Acquisition	—	1,080	—	—	1,080
Exploration	—	—	—	—	—

Other
Acquisition	—	—	—	—	—
Exploration	—	931	—	(931)	—

	374,689	168,222	—	(14,480)	528,431

New Brunswick
Plaster Rock
Acquisition	90,450	810	—	(91,260)	—
Exploration	41,411	—	—	(41,411)	—

	131,861	810	—	(132,671)	—

Properties	9,665,296	18,770,216	(4,725,922)	(451,494)	23,258,096

Stock-based compensation [note 5]	315,008	1,861,478	—	—	2,176,486

	9,980,304	20,631,694	(4,725,922)	(451,494)	25,434,582

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2012

3. MINING PROPERTIES AND DEFERRED COSTS [Cont’d]

During the six-month period ended April 30, 2011, the Corporation maintained the following properties:

	November 1, 2010	Expenditures	Tax credits	Write-down	April 30, 2011
	$	$	$	$	$
Quebec
Strange Lake
Acquisition	94,516	30,031	—	(262)	124,285
Exploration	5,436,412	3,397,613	—	(26,624)	8,807,401

Misery Lake
Acquisition	1,779,363	16,692	—	—	1,796,055
Exploration	1,457,208	113,977	—	—	1,571,185

Stewart Lake
Acquisition	42,113	—	—	(42,113)	—
Exploration	33,285	—	—	(33,285)	—

Nanuk
Acquisition	50,594	214	—	(22,525)	28,283
Exploration	262,224	135	—	(117,556)	144,803

Other
Acquisition	3,031	—	—	—	3,031
Exploration	—	5,568	—	(5,568)	—

	9,158,746	3,564,230	—	(247,933)	12,475,043

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2012

3. MINING PROPERTIES AND DEFERRED COSTS [Cont’d]

	November 1, 2010	Expenditures	Tax credits	Write-down	April 30, 2011
	$	$	$	$	$
Newfoundland and Labrador
Strange Lake
Acquisition	155,889	(2,700)	—	—	153,189
Exploration	189,276	5	—	—	189,281

Misery Lake
Acquisition	—	—	—	—	—
Exploration	479	—	—	(320)	159

Alterra – Strange Lake
Acquisition	13,870	—	—	—	13,870
Exploration	11,695	124,773	—	—	136,468

Other
Acquisition	3,480	1,080	—	(2,460)	2,100
Exploration	—	—	—	—	—

	374,689	123,158	—	(2,780)	495,067

New Brunswick
Plaster Rock
Acquisition	90,450	810	—	(53,737)	37,523
Exploration	41,411	—	—	(23,383)	18,028

	131,861	810	—	(77,120)	55,551

Properties	9,665,296	3,688,198	—	(327,833)	13,025,661

Stock-based compensation [note 5]	315,008	1,133,765	—	—	1,448,773

	9,980,304	4,821,963	—	(327,833)	14,474,434

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2012

3. MINING PROPERTIES AND DEFERRED COSTS [Cont’d]

Strange Lake, Québec / Newfoundland and Labrador

The Corporation’s 100%-owned Strange Lake property is situated within the George River belt located 220 km northeast of Schefferville, Québec and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine, and covers an area of approximately 42,700 hectares. The property is a rare earth mineralized zone and consists of 1,028 mining claims, of which 873 claims are located in Québec and 155 claims are in Newfoundland and Labrador.

On May 8, 2009, the Corporation entered into a purchase and sale agreement with two prospectors to acquire a 100% interest in a single block of mining claims in the Strange Lake area of Québec. Under the terms of the agreement, the Corporation issued an aggregate of 50,000 shares at a value of $0.20 per share to the two vendors of the property in order to acquire a 100% undivided interest in the property. In addition, the Corporation granted a 2% net smelter royalty [“NSR”] to the vendors, which the Corporation can repurchase in full for $1,500,000.

Misery Lake, Québec / Newfoundland and Labrador

The Corporation’s 100%-owned Misery Lake property is located approximately 120 km south of Strange Lake and consists of 1,153 mining claims in Québec, and 45 claims in Newfoundland and Labrador, covering an area of approximately 57,190 hectares.

Stewart Lake Project, Québec

During the three-month period ended January 31, 2011, the Corporation dropped all of its 294 claims on the project and discontinued any expenditures. As a result, the Corporation wrote off mining acquisition costs of $42,113 and deferred exploration expenditure of $33,285.

Nanuk, Québec

The Corporation’s Nanuk Property is located within the George River Area approximately 175 km northeast of Schefferville, Québec and 60 km south of the Strange Lake Project and consists of 262 claims covering an area of 12,690 hectares.

During the six-month period ended April 30, 2012, no exploration work was conducted on the property (2011 – $135). During 2011, a total of 74 claims were allowed to lapse in the southern portion of the property where previous work did not return any significant results. The remaining Nanuk claim block covers all significant uranium mineralization.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2012

3. MINING PROPERTIES AND DEFERRED COSTS [Cont’d]

Ramusio Lake, Québec / Newfoundland and Labrador

During the three-month period ended April 30, 2012, the Corporation dropped all of its 53 claims on the project and discontinued any expenditures. As a result, the Corporation wrote off mining acquisition costs of $5,916 and deferred exploration expenditure of $119.

Alterra – Strange Lake Option Property / Newfoundland and Labrador

On June 15, 2010, the Corporation entered into an exploration and option agreement with Search Minerals Inc. [“Search”] and Alterra Resources Inc. [“Alterra”], a wholly-owned subsidiary of Search, pursuant to which the Corporation has an option to acquire up to a 65% undivided working interest in 30 mining claims.

Under the terms of the exploration and option agreement, the Corporation can earn a 50% undivided working interest in the 30 mining claims by:

[i]	issuing an aggregate of 90,000 common shares of the Corporation to Alterra over a period of three years; and

[ii]	incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years.

In consideration for acting as the operator, the Corporation is entitled to an annual management fee payable in cash by Alterra in an amount equal to 10% of the expenditures incurred by the Corporation for each year of the option period. For the six-month period ended April 30, 2012, the Corporation earned $59,948 in operator’s fees [2011 – nil].

Upon completing all of the payments mentioned above, the Corporation will have an option to acquire an additional 15% undivided working interest in the mining claims by:

[i]	making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement;

[ii]	issuing an additional 150,000 common shares of the Corporation to Alterra on or before the fifth anniversary date of the exploration and option agreement; and

[iii]	incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement. Alterra will retain a 1.5% NSR with the option for the Corporation to buy back 1% for $1,000,000.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2012

3. MINING PROPERTIES AND DEFERRED COSTS [Cont’d]

During the six-month period ended April 30, 2012, the Corporation issued nil common shares [year ended October 31, 2011 – 15,000 common shares at a value of $1.887 per share] and incurred $599,412 in exploration expenditures [year ended October 31, 2011 – $139,867].

Voisey’s Bay Property / Newfoundland and Labrador

The Corporation’s 100%-owned Voisey’s Bay property consists of 18 mining claims covering approximately 450 hectares and straddles coastal lands that could potentially be used as a port site for the Strange Lake operations.

Plaster Rock, New Brunswick

The 100%-owned property was transferred from Freewest Resources Canada Inc. on December 7, 2007. The property consists of 81 mineral claims and comprises an area of 1,296 hectares. Freewest Resources Canada Inc. retains rights to certain precious metals and base metals with respect to the property.

As at October 31, 2011, the Corporation decided not to renew the claims when they come due in 2012 and wrote off $91,260 in mining acquisition costs and $41,411 in deferred exploration expenditures.

Other, Québec, Newfoundland and Labrador, Ontario and New Brunswick Projects

Acquisition and exploration expenditures allocated to “Other” projects represent the costs incurred on potential projects.

Based on its ongoing and analysis of these potential projects and their accumulated expenditures, the Corporation decided to write off all of the incurred mining acquisition costs and deferred exploration expenditures incurred during the quarter ended April 30, 2012.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2012

4. EXPENSES BY NATURE

The following is a breakdown of the nature of expenses included in administration expenses for the three and six-month periods ended April 30, 2012 and 2011:

	Three-month period ended April 30,		Six-month period ended April 30,
	2012	2011	2012	2011
Office Expenses:
Salaries and other employee benefits	107,834	55,714	182,847	101,306
Directors’ fees	48,750	11,956	97,500	18,197
Directors’ and Officers’ Insurance	27,335	5,838	52,308	10,509
Rent	27,264	3,069	43,761	4,604
Telephone and internet	3,659	1,470	6,025	3,530
IT Services	8,513	892	15,227	1,458
Education & Training	43,570	22,704	43,570	22,799
Other Office Expenses	71,518	14,158	115,628	39,486
Bank Charges	2,718	970	4,503	2,006
Foreign Exchange (gain) loss	(779)	1,055	3,332	2,421
Stock-based compensation	760,577	306,999	853,277	7,120,932

Total	1,100,959	424,825	1,417,978	7,327,248

5. SHARE CAPITAL

Authorized

Common

An unlimited number of no par value shares.

Preferred

An unlimited number of shares issuable in series, non-voting, conditions to be determined by the Board of Directors.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2012

5. SHARE CAPITAL [Cont’d]

[a] Common shares

Issuances during the three and six-month periods ended April 30, 2012

[i]	During the three and six-month periods ended April 30, 2012, the Corporation issued 90,000 common shares at an average exercise price of $0.12 per share for a total cash amount of $11,000 for stock options exercised, and an amount of $12,934 related to exercised stock options was transferred from contributed surplus to capital stock.

Issuances during the three and six-month periods ended April 30, 2011

[ii]	During the three-month period ended April 30, 2011, the Corporation issued 1,309,434 common shares at an average exercise price of $3.66 per share for a total cash amount of $4,796,167 for warrants exercised resulting in $1,345,776 being transferred from warrants to capital stock. During the six-month period ended April 30, 2011, the Corporation issued 1,628,528 common shares at an average exercise price of $3.83 per share for a total cash amount of $6,234,498 for warrants exercised resulting in $1,841,550 being transferred from warrants to capital stock.

[iii]	During the three-month period ended April 30, 2011, the Corporation issued 43,333 common shares at an average exercise price of $1.26 per share for a total cash amount of $54,467 for stock options exercised, and an amount of $47,519 related to exercised stock options was transferred from contributed surplus to capital stock. During the six-month period ended April 30, 2011, the Corporation issued 359,999 common shares at an average exercise price of $0.51 per share for a total cash amount of $184,799 for stock options exercised, and an amount of $162,939 related to exercised stock options was transferred from contributed surplus to capital stock.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2012

5. SHARE CAPITAL [Cont’d]

[b] Stock Options

On March 2, 2012, the Board of Directors adopted the 2012 Stock Option Plan for directors, officers and employees of, and service providers to, the Corporation (the “2012 Plan”). The 2012 Plan replaces the Corporation’s 2007 Stock Option Plan (the “2007 Plan”). In the future, all stock options granted by the Corporation will be granted under the 2012 Plan and no further stock options will be granted under the 2007 Plan. Options currently outstanding under the 2007 Plan may continue to be exercised in accordance with the 2007 Plan.

The aggregate number of common shares in respect of which options may be outstanding at any time under both the 2012 Plan and 2007 Plan cannot exceed 10% of the issued and outstanding common shares of the Corporation at such time. Options granted under the 2012 Plan will vest immediately unless the Board of Directors, at its discretion, sets a “vesting schedule”, that is, one or more dates from which an option may be exercised in whole or in part. Under the 2012 Plan, the maximum period during which an option may be exercised is ten years from the date on which it is granted. Upon the exercise of options in accordance with the 2012 Plan and the payment of the consideration for the foregoing shares, such additional common shares will be issued as fully paid and non-assessable.

The 2012 Plan was conditionally approved by the Toronto Stock Exchange on March 27, 2012. Following approval by shareholders of the Corporation on April 18, 2012, the Toronto Stock Exchange confirmed the receipt of all necessary documentation in respect of the 2012 Plan on May 28, 2012.

As at April 30, 2012 and June 11, 2012, no options have been granted under the 2012 Plan.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2012

5. SHARE CAPITAL [Cont’d]

The outstanding options, as at April 30, 2012 and October 31, 2011 and the respective changes during the period or year then ended, are summarized as follows:

	Six-month period ended April 30, 2012		Year ended October 31, 2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Outstanding, beginning of period	5,058,334	3.04	3,260,002	1.50
Granted	600,000	2.84	2,545,000	4.55
Exercised	(90,000)	0.12	(646,668)	0.58
Expired/cancelled	—	—	(100,000)	7.00

Outstanding, end of period	5,568,334	3.03	5,058,334	3.04

The following options are outstanding and exercisable as at April 30, 2012.

Options Outstanding
Range of exercise price $	Number outstanding #	Weighted average remaining contractual life (in years)	Weighted average exercise price $	Number exercisable #	Weighted average exercise price #

0.00 to 0.749	631,667	1.25	0.12	631,667	0.12
0.75 to 1.499	750,000	2.24	0.75	750,000	0.75
1.50 to 2.249	250,000	6.66	2.06	250,000	2.06
2.25 to 2.999	1,170,000	7.55	2.71	870,000	2.70
3.75 to 4.499	1,746,667	8.22	4.43	1,549,998	4.43
4.50 to 5.249	745,000	8.51	4.64	745,000	4.64
5.25 to 5.999	275,000	8.24	5.70	266,666	5.71

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2012

5. SHARE CAPITAL [Cont’d]

The fair value of stock options granted during the three and six-month periods ended April 30, 2012 was estimated at their respective grant dates using the Black-Scholes option pricing model, using the following weighted average assumptions:

	Three-month period ended April 30,		Six-month period ended April 30,
	2012	2011	2012	2011
Risk-free interest rate	1.26%	1.64%	1.28%	1.88%
Expected volatility	102%	150%	100%	150%
Dividend yield	Nil	Nil	Nil	Nil
Expected life [in years]	5.00	2.00	5.00	4.87
Fair value at grant date	$2.19	$3.83	$2.11	$4.19

For the three and six-month periods ended April 30, 2012, included in administration expenses in the statements of comprehensive loss is stock-based compensation expense of $760,577 and $853,277 respectively [2011 – $306,999 and $7,120,932 respectively]. Included in the mining properties and deferred costs was a stock-based compensation expense of $232,360 and $455,015 respectively [2011 – $573,482 and $1,133,765 respectively].

[c] Warrants

The outstanding warrants as at April 30, 2012 and October 31, 2011 and the respective changes during the six-month period and the year then ended are summarized as follows:

	Six months ended April 30, 2012		Year ended October 31, 2011
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
	#	$	#	$

Outstanding balance, beginning of period	3,315,485	4.67	6,814,995	4.56
Granted	—	—	—	—
Exercised	—	—	(3,499,510)	4.45
Expired	(3,315,485)	4.67	—	—

Outstanding balance, end of period	—	—	3,315,485	4.67

There were no warrants outstanding and exercisable as at April 30, 2012 and June 11, 2012.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2012

5. SHARE CAPITAL [Cont’d]

[d] Restricted and Deferred Share Unit Plans

On March 9, 2012, the Board of Directors adopted the Deferred Share Unit (“DSU”) Plan and Restricted Share Unit (“RSU”) Plan to complement the 2012 Stock Option Plan. Under these plans, DSUs may be granted to executives and key employees, and RSUs may be granted to directors and key executives, as part of their long-term compensation packages.

DSUs vest over the period of a “Performance Cycle”, defined as the period from the date of grant of the unit to the end of the Corporation’s second fiscal year after the fiscal year in which the unit was granted (i.e. a period of up to three years). RSUs vest immediately.

DSUs and RSUs entitle the holder to receive a payout, at the Corporation’s discretion in either: (i) common shares, on the basis of one common share per RSU or DSU vested in the holder’s account or (ii) cash, based on the Corporation’s share price at the relevant time. The value of the cash payout, if elected by the Corporation, is determined by multiplying the RSUs and DSUs vested at the payout date by the average closing price of the Corporation’s shares over the last ten days prior to the payout date.

Each of the RSU and DSU Plans provides that a maximum of 750,000 common shares can be issued thereunder.

The RSU Plan and DSU Plan were conditionally approved by the Toronto Stock Exchange on March 27, 2012. Following approval by shareholders of the Corporation on April 18, 2012, the Toronto Stock Exchange confirmed the listing of 750,000 common shares under each of the RSU Plan and DSU Plan on May 28, 2012.

As at April 30, 2012 and June 11, 2012, no RSUs or DSUs have been granted.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2012

6. COMMITMENTS AND CONTINGENCIES

Operating leases

As at April 30, 2012, the Corporation had commitments under operating leases requiring annual rental payments as follows:

$
2012	373,134
2013	349,151
2014	79,988
2015	57,474
Thereafter	45,070

904,817

Guarantees

The Corporation’s mining and exploration activities are subject to various federal, provincial and local laws and regulations governing the protection of the environment as well as obtaining permits necessary for the Corporation’s operations. These laws and regulations are continually changing and generally becoming more restrictive. The Corporation believes that it conducts its operations so as to protect public health and the environment, and its operations are materially in compliance with all applicable laws and regulations and therefore will be granted the required permits. The Corporation has made, and expects to make in the future, expenditures to comply with such laws and regulations.

7. RELATED PARTY TRANSACTIONS

All of the following related party transactions occurred in the normal course of operations.

[a]	The Corporation formerly retained the services of a company owned by an officer and director of the Corporation to carry out exploration work on its projects and for administrative services. During the three and six-month periods ended April 30, 2012, the total amount for such services provided was nil and nil respectively (2011 – nil and $52,800 respectively, of which $30,400 was recorded in exploration and evaluation assets, and $22,400 in administration expenses).

[b]	The Corporation formerly retained the services of a director of the Corporation to carry out professional services. For the three and six-month periods ended April 30, 2012, the total amount charged for professional services by directors of the Corporation was nil and nil respectively (2011 – $15,000 and $24,000 respectively).

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2012

7. RELATED PARTY TRANSACTIONS [Cont’d]

[c]	During the three and six-month periods ended April 30, 2012 and 2011, the Corporation incurred fees to a law firm of which an officer and director of the Corporation is a partner. For the three-month period ended April 30, 2012, the total amount for such services provided was $218,384, of which $190,994 was recorded in professional fees and $27,390 was recorded in investor relations [2011 – $152,151 and nil respectively]. For the six-month period ended April 30, 2012, the total amount for such services provided was $313,865, of which $286,475 was recorded in professional fees and $27,390 was recorded in investor relations [2011 – $200,773 and nil respectively]. As at April 30, 2012, an amount of $177,888 [October 31, 2011 – $56,094] owing to this law firm was included in accounts payable and accrued liabilities in respect of these fees.

[d]	Compensation of key management personnel and Board of Directors

Excluding the amounts reported above, during the three and six-month periods ended April 30, 2012 and 2011, the Corporation recorded the following compensation for key management personnel and the Board of Directors:

	Three months ended April 30,		Six months ended April 30,
	2012 $	2011 $	2012 $	2011 $
Salaries and employee benefits	215,820	121,544	354,614	160,367
Directors’ fees	48,750	5,929	97,500	12,170
Stock compensation	644,180	443,743	644,180	7,045,346

	908,750	571,216	1,096,294	7,217,883

As at April 30, 2012, an amount of $12,440 [October 31, 2011 – Nil] owing to a director of the Corporation was included in accounts payable and accrued liabilities in respect of Directors’ fees.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2012

8. FINANCIAL INSTRUMENTS

Principles of risk management

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. As such, the Corporation has relied primarily on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation has not used term-debt financing and has not paid any dividends. As well, the Corporation is not subject to any externally-imposed capital requirements, either regulatory or contractual.

The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact on the Corporation’s ability to raise equity financing for its capital requirements.

The Corporation’s financial instruments consist of cash and cash equivalents, investments and accounts payable and accrued liabilities. Due to the short-term nature of cash and cash equivalents and accounts payable and accrued liabilities, the fair value of these financial instruments approximates their carrying value.

The Corporation’s investments are classified as follows:

			April 30, 2012		October 31, 2011
	Classification	Fair value level	Carrying value $	Fair value $	Carrying value $	Fair value $
Financial assets
Canadian stocks	Held-for-trading	I	17,900	17,900	13,200	13,200
Corporate bonds	Held-to-maturity	I	—	—	3,993,673	3,995,460
Provincial bonds	Held-to-maturity	II	22,452,413	22,470,275	18,305,725	18,349,959

			22,470,313	22,488,175	22,312,598	22,358,619

Less: current portion			22,470,313	22,488,175	18,395,181	18,413,979

Investments – long term			—	—	3,917,417	3,944,640

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2012

8. FINANCIAL INSTRUMENTS [Cont’d]

The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counter-party to a financial instrument fails to meet its contractual obligations; the Corporation’s maximum exposure to credit loss is the book value of its financial instruments.

The Corporation is not exposed to any significant credit risk as at April 30, 2012. The Corporation’s cash is deposited with a major Canadian chartered bank and is held in highly-liquid investments. The Corporation’s investments are held primarily in Canadian provincial government bonds or AAA-rated corporate bonds.

The Corporation’s receivables consist of commodity tax receivables and tax credit receivables, and are therefore not subject to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they come due. All of the Corporation’s financial liabilities are due within one year. The Corporation manages liquidity risk through the management of its capital structure.

As at April 30, 2012, the Corporation had a total of $39,070,307 in cash and investments held-to-maturity maturing in 2012.

Market risk analysis

Market risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market prices. The Corporation’s primary market exposures are to interest rate risk and foreign currency risk.

[a] Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2012

8. FINANCIAL INSTRUMENTS [Cont’d]

The Corporation does not have any interest-bearing debt. The investments held-to-maturity carry interest and therefore, the Corporation is exposed to a variation of their interest rates upon maturity and reinvestment. Based on the exposures to cash, cash equivalents and investments held-to-maturity as at April 30, 2012, and assuming that all other variables remain constant, an increase or decrease of 100 basis points in the interest rate during the quarter would have resulted in a decrease or increase of $9,768 respectively in comprehensive loss before income taxes.

The rates as at April 30, 2012 for Canadian and U.S. funds were 1.20% [October 31, 2011 – 1.20%] and 0.10% [October 31, 2011 – 0.10%], respectively.

As at April 30, 2012, the weighted average effective interest rate on the Corporation’s investments was approximately 1.32% [October 31, 2011 – 0.91%].

[b] Foreign currency risk

The Corporation’s functional currency is the Canadian dollar. The majority of the Corporation’s transactions are in Canadian dollars and the Corporation’s exposure to foreign currency is nominal.

As at April 30, 2012, the amount of cash and cash equivalents held in U.S. dollars was $128,990 [October 31, 2011 – $18,898].

9. EXPLANATION OF TRANSITION TO IFRS

As stated in note 2 to the condensed interim financial statements for the three-month period ended January 31, 2012, IFRS 1 sets out the procedures that the Corporation must follow when it adopts IFRS for the first time as the basis for preparing its financial statements. The Corporation is required to establish its IFRS accounting policies for 2011 and in general, apply these retrospectively to determine the IFRS opening balance sheet as at the transition date of November 1, 2010.

The accounting policies set out in note 3 to the condensed interim financial statement for the three-month period ended January 31, 2012 have been applied in preparing the condensed interim financial statements for the three and six-month periods ended April 30, 2012, the comparative information presented for the three and six-month periods ended April 30, 2011 and year ended October 31, 2011 and in preparation of an opening IFRS statement of financial position at November 1, 2010 [the Corporation’s date of transition].

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2012

9. EXPLANATION OF TRANSITION TO IFRS [Cont’d]

The April 30, 2011 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

	GAAP	Effect of Transition	IFRS
	$	$	$

ASSETS
Current assets
Cash and cash equivalents	25,818,694	—	25,818,694
Investments	16,360,439	—	16,360,439
Prepaid expenses and deposits	948,069	—	948,069
Commodity taxes and other receivables	556,436	—	556,436
Tax credits receivable	3,332,884	—	3,332,884

	47,016,522	—	47,016,522
Non-current assets
Investments	8,775,302	—	8,775,302
Tax credits receivable	522,279	—	522,279
Exploration and evaluation assets	14,474,434		14,474,434

Total assets	70,788,537	—	70,788,537

EQUITY AND LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,481,323	—	1,481,323

	1,481,323	—	1,481,323
Non current liabilities
Future income taxes	—	—	—

Total liabilities	1,481,323	—	1,481,323

Equity
Share capital	63,534,110	441,085	63,975,195
Warrants	9,393,437	—	9,393,437
Other capital reserves	11,732,206	—	11,732,206
Retained earnings	(15,352,539)	(441,085)	(15,793,624)

Total equity	69,307,214	—	69,307,214

Total equity and liabilities	70,788,537	—	70,788,537

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2012

9. EXPLANATION OF TRANSITION TO IFRS [Cont’d]

The Canadian GAAP interim statement of comprehensive loss for the three-month period ended April 30, 2011 has been reconciled to IFRS as follows:

	GAAP	Effect of Transition	IFRS
	$	$	$

REVENUES
Interest	167,812	—	167,812

	167,812	—	167,812

EXPENSES
Professional fees [note 7]	333,346	—	333,346
Investor relations	456,746	—	456,746
Administration expenses [notes 4 and 7]	412,870	—	412,870
Impairment of exploration and evaluation assets [note 3]	31,633	—	31,633

	1,234,595	—	1,234,595

Operating loss

Unrealized loss on investments held for trading [note 8]	1,100	—	1,100

	1,100	—	1,100

Loss before income taxes	(1,067,883)		(1,067,883)
Income taxes	—	—	—

Net loss and comprehensive loss for the period	(1,067,883)	—	(1,067,883)

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2012

9. EXPLANATION OF TRANSITION TO IFRS [Cont’d]

The Canadian GAAP interim statement of comprehensive loss for the six-month period ended April 30, 2011 has been reconciled to IFRS as follows:

	GAAP	Effect of Transition	IFRS
	$	$	$

REVENUES
Interest	321,116	—	321,116

	321,116	—	321,116

EXPENSES
Professional fees [note 7]	552,865	—	552,865
Investor relations	747,766	—	747,766
Administration expenses [notes 4 and 7]	7,309,051	—	7,309,051
Impairment of exploration and evaluation assets [note 3]	327,833	—	327,833

	8,937,515	—	8,937,515

Operating loss

Unrealized loss on investments held for trading [note 8]	2,200	—	2,200

	2,200	—	2,200

Loss before income taxes	(8,618,599)	—	(8,618,599)
Income taxes	—	—	—

Net loss and comprehensive loss for the period	(8,618,599)	—	(8,618,599)